Exhibit 99.1

MHG - FINANCIAL CALENDAR FOR MARINE HARVEST ASA

Below please find the amended financial calendar for Marine Harvest ASA:

Quarterly Report - Q1 - 29.04.2015
Quarterly Report - Q2 - 12.08.2015
Quarterly Report - Q3 - 28.10.2015

Annual General Meeting - 08.06.2015

Please note that the financial calendar may be subject to changes.